Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Completion of Tanker Sales and Related Debt Repayments Totaling Approximately $54.3 Million

Singapore, May 24, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced the completion of the following transactions and related debt repayments.

On April 12, 2021 and April 20, 2021, the Company completed the previously disclosed sales of the 2013-built medium range tankers Leopard Moon and Leopard Sun. In conjunction with the sales, approximately $24.7 million debt remaining on the credit facility with NIBC Bank N.V. was repaid in full. The sales generated net proceeds to the Company of $17.9 million after debt repayment with a further $2.7 million release of restricted cash associated with the loan.

On April 14, 2021, the Company completed the previously disclosed sale of the 2009-built small tanker Breede, which constituted part of the security package for our $100.0 million senior secured credit facility and was released from the security package in connection with the closing of the transaction. Approximately $3.8 million debt was repaid on the facility and the sale generated net proceeds to the Company of $3.0 million after debt repayment with a further $0.5 million release of restricted cash associated with the loan.

The Company utilized the net proceeds of the aforementioned sales, together with cash on hand, to repay the approximately $25.8 million remaining outstanding amount on the senior secured credit facility with Sankaty maturing in June 2021. The senior secured credit facility was formally terminated on May 21, 2021 upon confirmation of prepayment of all obligations thereunder.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“We are very pleased to complete the sales of our last three spot trading product tankers and the full repayment of our credit facility with Sankaty. These sales have significantly reduced our leverage while positioning the Company to further focus on our core handysize and supramax/ultramax drybulk segments. Since the end of 2020, we have reduced our bank loans and other borrowings by approximately $66 million, or ~24%, while concurrently strengthening our liquidity, through a combination of tanker asset sales, scheduled debt amortization, and strong freight market conditions in our drybulk business.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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